Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 8, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed June 24, 2022

File No. 333-263573

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated July 7, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 3 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, together with exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement as filed with the Commission on June 24, 2022.

Amendment No. 4 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4/A filed June 24, 2022

Sponsor Support Agreement, page 27

1.

We note your disclosure that “D-Wave may allocate up to 3,287,762 D-Wave Quantum Common Shares if D-Wave determines, in its sole discretion following consultation with DPCM, that such allocation would be advisable in connection with the consummation of the Transaction.” Please clarify to whom or for what purpose these shares will be allocated.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 24, 28, 279 and 289 of Amendment No. 4.

Risk Factors

We expect to require additional capital to pursue our business objectives. . . , page 54

2.	Please specify the price floor beneath which D-Wave Quantum may not sell to Lincoln Park any D-Wave Quantum Common Shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 56 and 292 of Amendment No. 4.

Resignation of Financial and Capital Markets Advisors, page 117

3.

We note your disclosure on page 117 describing how the DPCM Board assessed the potential impact of the resignations of Morgan Stanley, Citi, and UBS (the “Firms”), including how “the services to be provided by each of Morgan Stanley and Citi were substantially complete, and UBS’ services in connection with the deferred underwriting commission were completed when the DPCM IPO was completed.” Please clarify here whether the DPCM Board viewed the services to be provided by UBS, in its role as capital markets advisor, as substantially complete and how it assessed UBS’ resignation specifically in this role.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 36, 88, 122, 123, 301, 311 of Amendment No. 4.

Extension; Waiver, page 280

4.	Please file a copy of the waiver whereby D-Wave agreed to waive the minimum cash condition as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and filed a copy of the waiver as Exhibit 10.46 to Amendment No. 4.

Background of the Transaction, page 287

5.

We note your disclosure that on June 16, 2022, after discussions between D-Wave and DPCM, the parties agreed to modify several terms of the Transaction and enter a Purchase Agreement with Lincoln Park. Revise your disclosure of the background of the Transaction to identify the persons involved in these discussions and summarize the material aspects of any negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 302 of Amendment No. 4.

6.	Please identify the “financial advisor” who participated in the meeting with the Sponsor and DPCM’s management team on August 25, 2021. Refer to prior comment 11.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 296 of Amendment No. 4.

General

7.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that this comment is not applicable to the proposed business combination as D-Wave Systems Inc., the “target” in the proposed business combination, is a Canadian corporation, not a U.S. company. The business combination is not subject to the risk of non-completion addressed in the comment.

8.

We note your response to prior comments 11 and 14. Please discuss the material terms of your obligations and any applicable indemnification or contribution provisions under your advisory agreements and engagement letters with Morgan Stanley, Citi and UBS (including the underwriting agreement with UBS) that survive the resignation of the Firms. Include appropriate risk factor disclosure about any impact these surviving provisions and obligations may have on the company. Additionally, discuss the scope of the work agreed to be performed by each Firm further to their engagement letter with you.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 33, 34, 35, 36, 89, 90, 120, 121 and 122 of Amendment No. 4.

9.

Please revise the disclosure of your proxy statement/prospectus to note that Citi and Morgan Stanley were each entitled to a placement fee equal to 2.00% of the gross proceeds received by the Company upon consummation of the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 34, 87, 120 and 300 of Amendment No. 4.

10.

Please disclose whether the Firms assisted in the preparation or review of any materials reviewed by DPCM’s Board or management as part of their services and whether any such Firm has withdrawn its association with those materials and notified the DPCM Board of such disassociation. If so, include, for context, that there are similar circumstances in which a financial institution is named and that the firm’s resignation indicates it is not willing to have the liability associated with such work. Additionally, revise your disclosure to state whether the DPCM Board relied on any materials or work product provided by the Firms.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 36, 37, 123 and 312 of Amendment No. 4.

11.

Disclose whether there are any costs that will result from the resignations of the Firms (such as additional costs to engage another service provider) and whether the resignations will affect the timing of the Transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 34, 87, 120 and 121 of Amendment No. 4.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Robert Littlepage

Lisa Etheredge

Securities and Exchange Commission

John M. Markovich

Tanya J. Rothe

D-Wave Systems Inc.

Emil Michael

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Thomas R. Martin

Greenberg Traurig, P.A.

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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